77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Short-Term Bond Fund (the “Fund”), a series of BlackRock Short-Term Bond Series, Inc., held on July 7, 2011 the results were as follows:

Proposal 1.

           1: To consider a proposal to approve an Agreement and Plan of Reorganization pursuant to which the “Fund” would transfer all of its assets to the BlackRock Low Duration Bond Portfolio (the “Acquiring Fund”), a series of BlackRock Funds II, in exchange for the assumption by the Acquiring Fund of certain stated liabilities of the Fund and shares of the Acquiring Fund.

For                                         Against                                         Abstain
29,252,435.537                                                       430,467.903                            683,583.874